EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

First Mining Gold Corp. (the "Company" or "First Mining")
1188 West Georgia Street, Suite 2070
Vancouver, B.C., V6E 4A2

2.	Date of Material Change

September 24, 2026.

3.	News Release

A news release announcing the material change was disseminated on September 24, 2026 through the facilities of CISION/Newswire and was subsequently filed on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change

On September 24, 2026, the Company completed an offering (the "Offering") of common shares of First Mining ("Common Shares"), issuing an aggregate of 68,459,500 Common Shares at a price of C$0.84 per Common Share, for aggregate gross proceeds of C$57,505,980.

5.	Full Description of Material Change

On September 24, 2026, the Company completed the Offering, issuing an aggregate of 68,459,500 Common Shares at a price of C$0.84 per Common Share, for aggregate gross proceeds of C$57,505,980.

The Offering was conducted through a syndicate of underwriters (the "Underwriters") led by Haywood Securities Inc., ATB Cormark Capital Markets and National Bank Financial Inc., acting as co-lead underwriters, and including Canaccord Genuity Corp., SCP Resource Finance L.P., Beacon Securities Limited, H.C. Wainwright & Co., LLC, Ventum Financial Corp. and BMO Nesbitt Burns Inc. The Company granted the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 15% of the Offering. The Over-Allotment Option was exercised in full.

First Mining intends to use the net proceeds of the Offering to advance First Mining's Springpole and Duparquet gold projects, as well as for general working capital and corporate purposes.

The Common Shares referred to in this report have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws of any state of the United States and may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act of 1933, as amended, and applicable state securities laws or pursuant to exemptions therefrom.

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6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For further information please contact:

First Mining Gold Corp.
Lisa Peterson, Chief Financial Officer
(604) 639-8851; lisa@firstmininggold.com

9.	Date of Report

September 24, 2026.

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